Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.
Subject Company’s Commission File No.: 333-140574

On March 1, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange
400 S. LaSalle Street
Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE FEBRUARY VOLUME INCREASES 35% TO 61.3 MILLION;
Exchange Experiences Busiest Trading Day In Its History On February 27,
CBOE Volatility Index (VIX) Sees Biggest One-Day Spike Since 1989

CHICAGO, March 1, 2007 — The Chicago Board Options Exchange (CBOE) announced today that February volume totaled 61.3 million contracts, an increase of 35% over February 2006’s volume of 45.4 million contracts.  Average daily volume for the month was 3.2 million contracts.  On Tuesday, February 27, CBOE experienced the busiest day in its history as 6,722,060 contracts traded, topping the previous high of 5,816,336 contracts on May 19, 2006 by nearly one million contracts.

The CBOE Volatility Index (VIX), the industry’s preeminent barometer of market volatility and investor sentiment, jumped significantly during the major market move on Tuesday, February 27.  On that day, VIX registered 12.12 at the open of trading, spiked to an intra-day peak of 19.01, and closed at 18.31, up 64% from the previous day’s close of 11.15. This was the biggest one-day percentage rise of the VIX since October 13, 1989, when VIX gained 68%, and the largest one-day move since CBOE began calculating VIX real-time in 1993.

Total Volume	Feb 2007 Volume (19 days)	% Change vs Feb 2006 (19 days)	% Change vs Jan 2007 (20 days)	Year-To-Date Volume (39 days)	% Change vs 2006 (39 days)
Industry Total	183,249,640	+28%	+8%	380,827,149	+18%

CBOE Total	61,295,070	+35%	0%	122,614,130	+24%
Avg Daily Vol	3,226,056	+35%	+5%	3,143,952	+24%
Equity	34,302,428	+22%	-8%	71,756,971	+14%
Index & ETF	26,990,827	+56%	+13%	50,854,900	+41%
ETF (only)	12,445,361	+75%	+21%	22,707,578	+57%
Open Interest	197,283,516	+31%	+12%	—	—

CBOE’s February Market Share Increases 1.8% To 33.5%;
CBOE Captures 42% Index and ETF Market Share

CBOE maintained its lead position with 33.5% market share of total industry volume, an increase of 1.8% over February 2006.  CBOE’s market share in multiply listed index and ETF options continued to increase, with a 42.1% market share for the month, an increase of 3.2% from the previous year.  Year-to-date, CBOE’s market share of 32% is more than two percentage points ahead of 2006.

CBOE Market Share	Feb 2007 Market Share	% Change vs Feb 2006	% Change vs Jan 2007	Year-To-Date Market Share	% Change vs 2006
Exchange	33.5%	+1.8%	+2.5%	32.2%	+2.1%
Equity	25.7%	+.4%	+1.3%	25.0%	+.1%
Index & ETF	42.1%	+3.2%	+1.2%	40.7%	+1.8%
(multiple listings only)				(last 12 months)

Options On Russell 2000 Index And Nasdaq-100 Index Tracking Stock
Set New Volume Records In February;
CBOE Seat Sells For All-Time High Of $2.05M On February 20

•                        In February, volume in equity options totaled 34.3 million contracts, an increase of 22% over February 2006’s volume of 28.0 contracts.  The top five most actively traded equity options during the month were: Apple Computer, Inc. (AAPL), Google Inc. (GOOG), New Century Financial Corp. (NEW), Qualcomm, Inc. (QCOM) and Microsoft Corp. (MSFT).

•                          Total volume in index and exchange traded fund (ETF) options during February was 26.9 million contracts traded, up 56% over February 2006’s volume of 17.3 contracts.  The top five most-actively traded index and ETF options at CBOE during February were: S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Nasdaq-100 Index Tracking Stock (QQQQ), Standard & Poor’s Depositary Receipts (SPY) and S&P 100 Index (OEX).

•                          Options on the Nasdaq-100 Index Tracking Stock (QQQQ) set a new single-day volume record when 1,035,956 contracts traded on Tuesday, February 27, shattering the previous high of 486,515 contracts traded on April 6, 2004.

•                          Russell 2000 Index (RUT) options set a new record for monthly volume in February as the 408,347 contracts traded surpassed the previous record of 294,449 contracts traded during September 1997.

•                          On Wednesday, February 21, CBOE listed options with Quarterly expirations on the S&P 500 Index (SPX), Mini-SPX Index (XSP) and S&P 100 Index with European-style exercise (XEO).  CBOE first listed Quarterlys in July 2006, and now lists a total of eight Quarterlys, including QQQQ, IWM, SPY, DIA and XLE.

•                          On February 9, CBOE added the last nine option classes to be included in the penny pilot program. There are a total of 13 option classes quoting and trading in penny increments for the industry’s pilot.

•                          On Tuesday, February 20, a CBOE seat was sold for an all-time high of $2,050,000, which was the first time that a CBOE seat surpassed the two million dollar benchmark.  A total of eight CBOE seats traded during the month at prices ranging from $1,850,000 to $2,050,000.

CFE’s February Volume Gains 127% Over 2006;
Trading In VIX Futures Remains Strong

Volume in February at the CBOE Futures Exchange, LLC (CFE) was 46,802 contracts traded, an increase of 127% over February 2006’s volume of 20,575 contracts.  Average daily volume was 2,463 contracts.  At month’s end, total open interest stood at 39,575 contracts, up 83% over the end of February 2006, when open interest was 21,580 contracts.

During February, total volume in VX futures, based on the CBOE Volatility Index (VIX), tallied 42,918 contracts, up 142% from February 2006’s volume of 17,720 contracts, while volume in futures on the CBOE Dow Jones Industrial Average Volatility Index (DV) was 3,453 contracts. At the end of the month, open interest in VX futures stood at 37,215 contracts and open interest in DV futures was 1,374 contracts.

CFE Total Volume	Feb 2007 Volume	% Change vs Feb 2006	% Change vs Jan 2007	Year-To-Date Volume	% Change vs 2006
Exchange	46,802	+127%	-1%	93,923	+108%
Avg Daily Vol	2,463	+127%	-1%	2,408	+108%
Open Interest	39,575	+83%	+3%	—	—

CBOE Individual Index Volume Figures For February 2007

Symbol	Product	Total Volume	% Change vs Feb 06	% Change vs Jan 07	Open Interest	% Change vs 2006
SPX	S&P 500 Index	10,063,752	+50%	+9%	8,822,493	+19%
XSP	Mini-S&P 500 Index	124,835	+4%	-56%	1,000,192	+7%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	2,113,684	+75%	+21%	4,485,425	+56%
VIX	CBOE Volatility Index (options)	866,495	+3369%	+39%	840,035	+3532%
OEX	S&P 100 Index (American-Style Exercise)	1,147,462	-14%	+4%	292,319	-28%
XEO	S&P 100 Index (European-Style Exercise)	240,411	+10%	-19%	162,627	+84%
DJX	Dow Jones Industrial Average	606,700	+1%	+28%	666,717	-8%
DIA	DIAMONDS Trust, Series 1	545,713	-25%	+6%	1,140,227	+10%
NDX	Nasdaq-100 Index	688,920	+60%	-9%	653,293	+9%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	265,585	-39%	-19%	1,860,902	-1%
QQQ	Nasdaq-100 Index Tracking Stock	3,231,266	+49%	-1%	7,520,781	+42%
RUT	Russell 2000 Index	408,347 New Record	+128%	+57%	865,974	+194%
IWM	iShares Russell 2000 Index Fund	4,831,364	+174%	+61%	6,001,292	+108%
SMH	Semiconductor HOLDRs Trust	115,948	-35%	-22%	708,111	-14%
OIH	Oil Services HOLDRs Trust	263,285	-17%	-17%	590,671	+18%
XLE	Energy Select SPDR	173,995	-54%	-54%	1,316,257	+27%

CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:

Lynne Howard-Reed	Gary Compton
(312) 786-7123	(312) 786-7612
howardl@cboe.com	comptong@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, MNXSM and “PowerPacksSM” are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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